FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2014

Commission File Number: 000-50859

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 are proxy materials and the proxy card for the 2014 Annual Meeting of Shareholders of TOP Ships Inc. (the "Company").

Attached as Exhibit 99.2 to this report on Form 6-K is a copy of a letter to the shareholders of the Company dated October 8, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
                                          (registrant)

Dated: October 24, 2014	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

Exhibit 99.1

September 17, 2014

TO THE SHAREHOLDERS OF TOP SHIPS INC.

Enclosed is a Notice of the 2014 Annual Meeting of Shareholders (the "Meeting") of TOP Ships Inc. (the "Company"), which will be held at the Company's executive offices, 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece, at 11:00 a.m. local time on October 8, 2014, and related materials.

At this Meeting, shareholders of the Company will consider and vote upon proposals:

1.	To elect three Class I Directors to serve until the 2017 Annual Meeting of Shareholders ("Proposal One");

2.	To ratify the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A., as the Company's independent auditors for the fiscal year ending December 31, 2014 ("Proposal Two"); and

3.	To transact such other business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders entitled to vote and voting at the Meeting.  Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote and voting at the Meeting.

You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Evangelos J. Pistiolis
Chief Executive Officer

TOP SHIPS INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

October 8, 2014
NOTICE IS HEREBY given that the 2014 Annual Meeting of Shareholders (the "Meeting") of TOP Ships Inc. (the "Company") will be held at 11:00 a.m. local time on October 8, 2014, at the Company's executive offices, 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece, for the following purposes, of which Items 1 and 2 are more completely set forth in the accompanying Proxy Statement:
1.	To elect three Class I Directors to serve until the 2017 Annual Meeting of Shareholders ("Proposal One");

2.	To ratify the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A., as the Company's independent auditors for the fiscal year ending December 31, 2014 ("Proposal Two"); and

3.	To transact other such business as may properly come before the meeting or any adjournment thereof.

The board of directors has fixed the close of business on September 10, 2014, as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.
IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.

All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on September 10, 2014.

If you attend the Meeting, you may revoke your proxy and vote in person.

BY ORDER OF THE BOARD OF DIRECTORS
Alexandros Tsirikos
Chief Financial Officer
September 17, 2014
Athens, Greece

TOP SHIPS INC.
1 VAS. SOFIAS & MEG. ALEXANDROU STREET
MAROUSSI
ATHENS 151 24, GREECE

______________________

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 8, 2014
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors of TOP Ships Inc., a Marshall Islands corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held at the Company's executive offices, 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece, at 11:00 a.m. local time on October 8, 2014, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed on or about September 17, 2014, to shareholders of the Company entitled to vote at the Meeting.
VOTING RIGHTS AND OUTSTANDING SHARES
The outstanding voting securities of the Company on September 10, 2014 (the "Record Date") consisted of 18,969,989 shares of common stock, par value $0.01 (the "Common Shares").  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least a majority of the total voting rights of the Company present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.
In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the board of directors on the proposals described in this Proxy Statement are not timely received, the majority of shares present at the Meeting in person or by proxy shall have the power to adjourn the Meeting.  If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting in order to permit further solicitation of proxies.
The Common Shares are listed on the NASDAQ Global Select Market under the symbol "TOPS."
REVOCABILITY OF PROXIES
A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF DIRECTORS
The board of directors consists of seven members.  As provided in the Company's Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term.  Under the Amended and Restated Articles of Incorporation of the Company, the board of directors has been divided into three classes.  Directors elected to the board of directors serve until the annual meeting of shareholders three years after their election or until a director's successor is duly elected.  The terms of the directors in Class III will expire at 2016 Annual Meeting of Shareholders, the term of the directors in Class II will expire at the 2015 Annual Meeting of Shareholders, and the term of the directors in Class I will expire at the 2017 Annual Meeting of Shareholders.
On September 1, 2014, Evangelos Pistiolis was redesignated by the Board of Directors from Class II to Class I, the Board of Directors was expanded from five to seven members, and from five members to seven members, and the Board of Directors appointed Mr. Per Christian Haukenes, as a  Class I director, and Mr. Paolo Javarone, as a Class II director, to fill the resulting vacancies.  The Board of Directors has renominated Evangelos Pistiolis, Konstantinos Karelas and Per Christian Haukenes, each to serve as a Class I director whose term would expire at the close of the 2017 Annual Meeting of Shareholders or whenever his successor is duly elected.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees.  It is expected that this nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors may recommend.
Nominees for Election to the Company's Board of Directors
Information concerning the nominees for director of the Company is set forth below:
Name	Age	Position
Evangelos J. Pistiolis	41	Director, President, Chief Executive Officer, Chairman of the Board
Konstantinos Karelas	41	Director
Per Christian Haukenes	39	Director
Evangelos J. Pistiolis founded our Company in 2000, is our President and Chief Executive Officer and has served on our Board of Directors since July 2004.  Mr. Pistiolis graduated from Southampton Institute of Higher Education in 1999 where he studied shipping operations and from Technical University of Munich in 1994 with a bachelor's degree in mechanical engineering.  His career in shipping stared in 1992 when he was involved with the day-to-day operations of a small fleet of drybulk vessels.  From 1994 through 1995 he worked at Howe Robinson & Co. Ltd., a London shipbroker specializing in container vessels.  While studying at the Southampton Institute of Higher Education, Mr. Pistiolis oversaw the daily operations of Compass United Maritime Container Vessels, a ship management company located in Greece.
Konstantinos Karelas has served on our Board of Directors since April 2014 and has been a member of the Audit Committee since April 2014.  Since 2008, Mr. Karelas has served as the President and CEO of Europe Cold Storages SA, one of the leading companies in the field of refrigeration logistics.
Per Christian Haukenes has served on our Board of Directors since September 2014. Since 2013, Mr. Haukenes has been a founding partner of Navis Finance AS, a corporate advisory firm in Norway.  Since 2012, Mr. Haukenes has been with Bravo Capital & Bravo Hus AS, an investment and consulting boutique based in Norway. From 2009 to 2012, Mr. Haukenes was the Head of Shipping and Rig Corporate Department of Platou Markets ASA. Mr. Haukenes worked, from 2005 to 2009, for Pareto Securities AS, where he originated a new division to provide ship owners with a full range of corporate services. Prior to joining Pareto, Mr. Haukenes worked for Fearnleys and Imarex ASA in Norway and Adcore Management Consulting in San Francisco. Mr. Haukenes holds a Masters degree in Business and Administration from Norway (Siviløkonom) and a Bachelors degree in Finance from the University of San Francisco in the United States.

Audit Committee.  The Company's board of directors has established an Audit Committee, which is responsible for reviewing the Company's accounting controls and the appointment of the Company's outside auditors.  The Audit Committee currently consists of Alexandros Economou, Konstantinos Karelas and Paolo Javarone.  As the Company is a foreign private issuer, it is exempt from the committee corporate governance rules of the NASDAQ Global Select Market, other than the Audit Committee requirement.
Required Vote.  Approval of Proposal One will require the affirmative vote of a plurality of the votes cast by shareholders entitled to vote and voting at the Meeting.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.
PROPOSAL TWO
RATIFICATION OF APPOINTMENT OF
INDEPENDENT AUDITORS

The board of directors is submitting for ratification at the Meeting the selection of Deloitte Hadjipavlou Sofianos & Cambanis S.A. ("Deloitte") as the Company's independent auditors for the fiscal year ending December 31, 2014.
Deloitte has advised the Company that Deloitte does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company other than in its capacity as the Company's independent auditors.
All services rendered by the independent auditors are subject to review by the Audit Committee.
Required Vote.  Approval of Proposal Two will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote and voting at the Meeting.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF DELOITTE HADJIPAVLOU SOFIANOS & CAMBANIS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2014.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

EFFECT OF ABSTENTIONS
Abstentions will not be counted in determining whether Proposals One or Two have been approved.
OTHER MATTERS
No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.
REPORTS TO SHAREHOLDERS
The Company's latest annual report to shareholders (the "Annual Report") and this Proxy Statement are available on the Company's website at www.topships.org.  Upon request, and without charge, the Company will furnish each person to whom this Proxy Statement is delivered with a copy of the Company's Annual Report.  To request a copy, please call Top Ships Inc. at (011)-30-210-812-8180, or write to Alexandros Tsirikos at Top Ships Inc., 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece.
By Order of the Board of Directors
Alexandros Tsirikos
 Chief Financial Officer
September 17, 2014
Athens, Greece

TOP SHIPS INC.
ATTN: Alexandros Tsirikos
1,VAS SOFIAS & MEG ALEXANDROU
MAROUSSI 15124 GREECE

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommends you vote FOR the following:

	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.
1. Election of Directors	☐	☐	☐	____________

Nominees

01 Evangelos J. Pistiolis 02 Konstantinos Karelas 03 Per Christian Haukenes

The Board of Directors recommends you vote FOR the following proposal:

For address change/comments, mark here. ☐
(see reverse for instructions)

	Yes	No
Please indicate if you plan to attend this meeting	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

0000219550_1 R1.0.0.51160

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Proxy Statement is/are available at www.proxyvote.com .

TOP SHIPS INC.
Annual Meeting of Shareholders
October 8, 2014 11:00 AM
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Evangelos Pistiolis and Alexandros Tsirikos, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock of TOP SHIPS INC. that the shareholder(s) is/are entitled to vote at the Annual Meeting of shareholder(s) to be held at 11:00 AM, Local Time on October 8, 2014, at the Company's executive offices, 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Address change/comments:

(If you noted any Address Changes and/or Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side

0000219550_2 R1.0.0.51160

Exhibit 99.2

October 8, 2014

TO THE SHAREHOLDERS OF TOP SHIPS INC.

We have adjourned the Annual General Meeting of Shareholders (the "Meeting") on October 8, 2014, in order to give additional shareholders the opportunity to participate in the election of directors and ratification of auditors.

Accordingly, the Meeting has been adjourned until 11:00 a.m. local time on November 7, 2014 and will be held at the Company's executive offices, 1 Vas. Sofias & Meg. Alexandrou Str., Maroussi - Athens 151 24, Greece.  The record date remains September 10, 2014, and the business scheduled for the Meeting and proposals to be voted on by shareholders at the Meeting remain the same.  If you have not yet voted, please do so in accordance with the instructions in the proxy statement and proxy card previously mailed to shareholders.  If you have already voted and do not wish to change your vote, your vote will count at the meeting, and you do not need to vote again.

The delivery of our first eco MR product tanker in June 2014 marked a new round of growth for our company. Our second vessel is only a few months away from its delivery in March 2015 and four more are expected to follow in 2015 and 2016. We intend to continue growing the Top Ships platform via acquisitions on terms that are accretive to our earnings per share. Acquisition targets may include tanker vessels similar to our current fleet and vessels under construction, as well as assets in the offshore oil industry.

Your vote is important to us.  If you have not voted, please be sure to do so.  If you have already voted and do not wish to change your vote, your vote will count at the meeting, and you do not need to vote again.

Very truly yours,

Evangelos J. Pistiolis
Chief Executive Officer